REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Trustees of BBH Trust comprised of:
BBH Real Return Fund, BBH International Equity Fund, BBH
Core Select,
BBH Broad Market Fund, BBH Tax Exempt Money Fund, BBH
Money Market Fund,
and BBH U.S. Treasury Money Fund:

We have examined management?s assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of
1940 that BBH Trust, (comprised of BBH Real Return Fund,
BBH International Equity Fund, BBH Core Select, BBH Broad
Market Fund, BBH Tax Exempt Money Fund, and BBH U.S.
Treasury Money Fund) (collectively, the Funds) complied with the requirements of Subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 (the
Act) as of April 30, 2008. Management is responsible for the Funds? compliance with those requirements. Our responsibility is to express an opinion on management?s assertion about the Funds? compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United
States), and, accordingly, included examining, on a test basis, evidence about the Funds? compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2008, and with respect to agreement of security purchases and sales for the period from January
31, 2008 (date of our last examination) through April 30, 2008.
1. Confirmation of all securities held in book entry form by The Depository Trust Company, Morgan
Guaranty Trust Company of New York and various Sub-custodians;

2.      Confirmation of all securities that are
hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents without prior notice to management;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Brown Brothers Harriman records; and

5. Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds? compliance with specified requirements.

In our opinion, managements assertion that the Funds
complied with the requirements of Subsections (b) and (c)
of Rule 17f-2 of the Act as of April 30, 2008 with
respect to securities reflected in the investment
accounts of the Funds is fairly stated, in all material
respects.
This report is intended solely for the information and
use of management and the Board of Trustees of the Funds
and the Securities and Exchange Commission and is not
intended to be and should not be used by anyone other
than these specified parties.
/s/Deloitte & Touche LLP.
Boston, Massachusetts
March 26, 2009


March 26, 2009
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of BBH Trust (comprised of BBH Real Return Fund, BBH International Equity Fund, BBH
Core Select, BBH Broad Market Fund, BBH Tax Exempt Money
Fund, BBH Money Market Fund and BBH U.S. Treasury Money
Fund) (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and
(c) of rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2008, and from January 31, 2008 through
April 30, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2008, and from January 31, 2008 through April 30, 2008, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust

________________________________
Charles Schreiber
Treasurer
BBH Trust


Jake Gehret
President
BBH Trust